Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Xerox and ACS that also constitutes a preliminary prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox will mail the definitive joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Headline:

Meet Lynn Blodgett, CEO of ACS

Lynn R. Blodgett is one of nine children of pioneering parents – pioneers in the budding information technology industry in the 1960s. Lynn’s voyage to CEO of Affiliated Computer Services began then.

With a chronically ill daughter, Lynn’s parents rented a data keypunch machine so the family could work close to home. They grew their home-based business into a technology and business service provider for a Boston-based computer company, and became pioneers in what is now business process outsourcing, or BPO.

“All the kids learned the computer business literally at my mother’s knee, working in my sister’s bedroom,” Lynn told an interviewer on the Charles Osgood television program a couple of years ago. “It’s pretty amazing that a lot of the principles that she and my father sort of perfected, we use now in a company that has over 60,000 people.”

Of course, the ever-expanding ACS now has 76,000 employees.

Journey to ACS

In the 1980s, Lynn and one of his brothers struck off on their own and founded their own company. Lynn often tells stories about their early years, such as the time he flew to London, with only $50 in his pocket, to meet with a potential investor. He got the money.

By 1996, the Blodgett brothers’ had a multi-million dollar company named Unibase. Affiliated Computer Services acquired it that year.

Lynn became a key player at ACS, contributing to its steady and continuing growth over the next 13 years. He became a director in September 2005, and currently serves as ACS president and chief executive officer. Prior to assuming his current role, he served as executive vice president and chief operating officer, and, before that, he served as executive vice president and group president of Commercial Solutions.

Journey to Xerox

The agreement to combine ACS and Xerox is, as Lynn said at the time of the announcement, a most exciting development for both companies. It immediately creates an enterprise with revenues of $22 billion, $10 billion of which will be from the combined services business.

“Throughout ACS’ history, we have made many strategic acquisitions, and we fully understand the value of combining two strong businesses that complement each other,” Lynn said. He added that when he came to ACS with the acquisition of Unibase, his company specialized in the data entry subset of business process outsourcing.

“At that time, ACS was relatively new to the business process outsourcing sector, and we created an entire service segment dedicated to delivering superior BPO solutions,” Lynn said. “Today, this business unit is core to our complete BPO service offerings.”

Lynn said he experienced the same feeling of pride during the announcement of the pending Xerox acquisition that he had when ACS acquired Unibase.

“Just as we successfully built Unibase and found a terrific partner in ACS to capitalize on our potential, today ACS has found a new home – one that will take us to new heights and in which we will play a pivotal role in making Xerox a world leader in providing business process solutions,” he said.

Lynn noted that the leadership at ACS and Xerox see eye-to-eye on many important issues, most importantly a dedication to customer service and a company culture that is engaging and inclusive.

“Ursula and I realize that the success of our companies is a result of the hard work of the employees who brought us here,” he said. “ACS cannot wait to learn from Xerox’s talented team, and we are excited to have the opportunity to offer some expertise of our own.”

A personal drive

What drives Lynn Blodgett, the man?

In addition to his drive to run a successful business, Lynn follows a similar path in his pursuit of lifelong personal avocations. A master falconer, he became enamored with the birds of prey as a young boy. He is fascinated by their ability to see great distances and to hone in on one object far away. He also pursued photography, developing his own pictures, and taking portraits of his children. Lynn eventually worked with professional photographers.

Today, his photographs of the homeless comprise a book called “Finding Grace: The Face of America’s Homeless.” American Photo lists it as a top photography book of 2007. Proceeds from the book and contributions to fundraising events that use the photos have raised more than $6 million for the homeless.

In addition, Lynn is the devoted father of eight, a fan of poet Emily Dickinson, and a connoisseur of music. (He has a weakness for Eric Clapton and Etta James.) Lynn attended Brigham Young University before starting his long and successful career.

Who is Lynn Blodgett? He is a passionate top executive, a skilled master falconer, a music lover and a devoted member of a large and extended family. Lynn balances a very full life – he is what one interviewer called a true renaissance man.